Exhibit 99.1

FOR IMMEDIATE RELEASE
Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Announces Final Results of its Tender Offer

Dublin, Ireland - April 18, 2013 - Elan Corporation, plc (NYSE:ELN) (Elan) today announced the final results of its modified Dutch auction Tender Offer, to purchase its Ordinary Shares, including Ordinary Shares represented by American Depositary Shares (Shares), up to a maximum aggregate cost of US$1.0 billion, which closed at 8:00 a.m., Irish time, on April 18, 2013.

Key results of the Tender Offer
The key results of the Tender Offer are as follows:

•	Tender Strike Price of $11.25, resulting in the retirement of 14.8% of the current Shares in issue

•	Of the 116.4 million Shares tendered at the Strike Price, 92.3% (107.4 million Shares) were tendered by one corporate shareholder

•	Only 6.1% of the total Shares in issue were tendered at $12.00 or less (excluding the corporate shareholder tender), and 16.0% were tendered above $12.00

•	Only 4.3% of the total shares in issue were tendered at $11.75 or $12.00

•	Excluding the corporate shareholder’s Shares, 73.1% of all other Shares in issue were not tendered at any price in the offered range of $11.25 to $13.00

•	The Tender Offer is immediately accretive for all shareholders, reflecting the strategy of unlocking the value of Tysabri.

Further details of the Tendered Shares
The total number of Shares validly tendered and not withdrawn was 239,718,564 (the Tendered Shares).  Of these, 107,396,285 were tendered by one corporate shareholder (17.9% of the current Shares in issue), and 132,322,279 were tendered by other shareholders (22.1% of the current Shares in issue).  Elan has accepted for repurchase 88,888,888 Shares, representing 14.8% of Elan’s existing issued Shares to which voting rights attach, at a price of $11.25 per share (the Strike Price), for an aggregate purchase price of $1.0 billion.

The Tender Offer was oversubscribed and pursuant to the terms of the Tender Offer, Shares that were tendered at the Strike Price will be accepted on a pro rata basis.  Elan has been informed by the tender agent and receiving agent that the proration factor for the Tender Offer is approximately 76.3655%, meaning Elan expects to accept for purchase, on a pro rata basis, approximately 76.3655% of the Shares validly tendered at the Strike Price.

Summary of the remaining steps in the Tender Offer
As set out in the Circular to Shareholders and ADS Holders, dated March 11, 2013 (the Circular) that was previously filed with the Securities and Exchange Commission, Davy (acting as principal in respect of the Tender Offer) will pay for the Shares that are accepted for purchase. Following the purchase by Davy, Elan will purchase the Shares purchased by Davy at the same price as Davy paid for such Shares.  Elan then intends to cancel such Shares, reducing the existing issued share capital by the amount of Shares purchased in the Tender Offer.  It is anticipated that consideration for the certificated Ordinary Shares and ADSs purchased under the Tender Offer will be sent to Ordinary Shareholders and ADS Holders by April 25, 2013 in the form of a cheque and CREST account holders will have the purchase price credited to their CREST accounts in respect of Ordinary Shares purchased in the Tender Offer by April 25, 2013.

ADS Holders and US Holders of Ordinary Shares will receive payment in respect of successfully tendered Ordinary Shares in US$.  Non-US holders of Ordinary Shares (other than the Custodian) will receive the Euro Equivalent Strike Price. The Reference Exchange Rate for the purposes of calculating the Euro Equivalent Strike Price will be the best available US$/Euro market rate reasonably available to the Receiving Agent on 19 April, 2013.  Shares that were not accepted for purchase in the Tender Offer will be returned to each shareholder.

Rule 2.10 Announcement – Relevant Securities in Issue
In accordance with Rule 2.10 of the Irish Takeover Rules, Elan confirms that, as of the date of the cancellation of the Shares repurchased under the Tender Offer, its issued share capital (assuming no changes other than in respect of the Tender Offer) will be comprised of 509,959,719 Ordinary Shares. The Ordinary Shares are admitted to trading on the Official List of the Irish Stock Exchange under the ISIN code IE0003072950. Elan's American Depositary Shares, each representing one Ordinary Share and evidenced by American Depositary Receipts, are traded on the NYSE under the symbol "ELN".

Shareholders who have questions or would like additional information about the Tender Offer may contact the Shareholder Helpline, at (01) 447 5107 (from inside Ireland) or +353 1 447 5107 (from outside Ireland), in the case of holders of Ordinary Shares outside of the United States, or Georgeson Inc., the Information Agent, at (866) 216 0462 or Citigroup Global Markets Inc., the Dealer Manager, at (877) 531 8365, in the case of holders of ADSs and Ordinary Shares in the United States.

Capitalized terms used in this Announcement but not defined herein shall have the meaning ascribed to them in the Circular unless the context otherwise requires.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the sales performance of Tysabri, over which we have no control; the level of royalties to which we are entitled based on global net sales of Tysabri; the potential for the successful development and commercialization of additional products, whether internally or by acquisition, Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; trade buying patterns; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; the failure to consummate the share repurchase; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

###